2019
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
Amendment No. 1

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2019

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 333-151438

U. S. Steel Tubular Services Savings Plan
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

Explanatory Note

United States Steel Corporation is filing this Amendment No. 1 on Form 11-K/A (this “Amendment No. 1”) to amend our U. S. Steel Tubular Services Savings Plan Form 11-K for the fiscal year ended December 31, 2019, originally filed with the Securities and Exchange Commission on June 23, 2020 (the “Original Form 11-K”).  The Report of Independent Registered Public Accounting Firm included immaterial typographical and formatting errors which arose while preparing the filing for EDGAR and the Company is filing this Amendment No. 1 solely to correct the errors.

The consent filed as Exhibit 23 to this Amendment No. 1 has also been updated and is dated as of the filing date of this Amendment No. 1.

Except as described above, this Amendment No. 1 does not modify or update disclosure in the Original Form 11-K. Furthermore, this Amendment No. 1 does not change any previously reported financial results, nor does it reflect events occurring after the filing date of the Original Form 11-K. For ease of reference, the entire Form 11-K is included with this Amendment No. 1.

INDEX

The Corporation

Required Information:

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company," "U. S. Steel" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to U. S. Steel Tubular Services Savings Plan.

U. S. Steel Tubular
Services Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

U. S. Steel Tubular Services Savings Plan
Index
December 31, 2019 and 2018

Page (s)

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the
U. S. Steel Tubular Services Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the U. S. Steel Tubular Services Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 23, 2020

We have served as the Plan’s auditor since 2009.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

Statements of Net Assets Available for Benefits
($ in thousands)

	December 31,
	2019	2018
Assets
Investments:
Investments at fair value (see Notes 9 & 10)	$12,332	$10,860
Receivables:
Participant Loans (see Note 8)	335	304
Net assets available for benefits	$12,667	$11,164
The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets Available for Benefits
($ in thousands)

	Year Ended December 31,
	2019	2018
Additions
Earnings on investments:
Interest	$41	$35
Dividends	1,281	283
Net appreciation/(depreciation) in fair value of investments	182	(1,863)
Total earnings (loss) on investments	1,504	(1,545)

Contributions Received from:
Employers (see Note 1)	349	309
Participants (including rollovers)	482	254
Total contributions	831	563
Earnings (loss) on investments, net of contributions received	2,335	(982)

Deductions
Benefit payments directly to participants or beneficiaries	827	907
Administration expenses	5	5
Total deductions	832	912

Net additions/(deductions)	1,503	(1,894)
Net assets available for benefits:
Beginning of year	11,164	13,058
End of year	$12,667	$11,164

The accompanying notes are an integral part of these financial statements.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

1.
Plan description - The following description provides general information regarding the U. S. Steel Tubular Services Savings Plan (the Plan), a defined contribution plan. The Plan covers non-union salaried employees of: U. S. Steel Tubular Products, Inc. - Tubular Processing - Houston Operations, U. S. Steel Oilwell Services, LLC - Wheeling Machine Products, U. S. Steel Oilwell Services, LLC - Offshore Operations - Houston, U. S. Steel Oilwell Services, LLC - Rig Site Services.

Eligibility begins in the month following the month of hire.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

a.
Contributions - The Plan receives (1) Participant contributions (a) as pre-tax, after-tax and/or Roth 401(k) savings, and/or (b) rollover contributions, and (2) Employer contributions, as matching contributions and/or non-contributory defined contribution Retirement Account contributions. Each component of contributions is described in further detail below. Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis, as after-tax Roth 401(k) savings or a combination thereof. Other qualified plan limits include

	2019	2018
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$19,000	$18,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$6,000	$6,000
Maximum covered compensation [IRC 401(a)(17)]	$280,000	$275,000
Highly Compensated Employee Definition	$125,000	$120,000

The Plan has an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent per pay period, unless they make an affirmative election not to contribute to the Plan or to contribute a different percentage. Additionally, the Plan has an auto-escalation feature where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled. The annual increase feature applies to Roth 401(k) savings where a participant has a Roth 401(k) savings election, but not a pre-tax savings election.

Savings on the first 6 percent of base salary are matched by company contributions on a dollar-for-dollar basis. Matching company contributions, which vest when a participant attains two years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty-one active investment options as of December 31, 2019 (see Notes 1f, 9 and 10). Eligible participants may also contribute amounts representing the direct rollover of pre-tax funds from a qualified retirement plan sponsored by any previous employer or a conduit IRA, or from the United States Steel Corporation Plan for Employee Pension Benefits (Revision of 2003). The Plan allows direct rollovers of a lump-sum distribution from a designated Roth account under a qualified 401(k) plan sponsored by any of the employee’s previous employers. All investments are participant directed.

Separate investment elections may be made for Employee Savings (pre-tax savings, after-tax savings, Roth 401(k) savings, catch-up contributions and Roth 401(k) catch-up contributions), Retirement Account contributions, rollover account contributions and Roth 401(k) rollover account contributions. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by Fidelity Management Trust Company (the “Trustee”) in the investment options specified.

Plan participants also participate in a non-contributory defined contribution Retirement Account maintained under the Plan. With respect to the defined contribution Retirement Account component, the Employing Companies make contributions equal to 4% of the employee’s monthly base salary to the employee’s account on a monthly basis. Participants become fully vested in the value of the Retirement Account after attaining two years of continuous service.

b.
Payment of benefits - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon and Roth 401(k) savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting; however, such amounts are not available for in-service withdrawals prior to age 59 ½. A participant’s vested company contributions and matched after-tax savings cannot be withdrawn in a partial withdrawal within 24 months after the contribution is made. Terminated employees with a vested account balance of more than $1,000 (including any unpaid loan balance) may defer distribution until age 70 ½. A participant who terminates employment for any reason, and who,

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

on the effective date of termination, had two or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than two years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, involuntary termination of employment under circumstances which would satisfy paragraph 2.1(a) of the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees, or death. Forfeiture occurs as of the date on which the participant (i) incurs five consecutive one year breaks in continuous service or (ii) if earlier receives a distribution of the entire vested portion of his account.

c.
Forfeited accounts - Any forfeited nonvested company contributions (no forfeitures in 2019 and $20 thousand in 2018), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2019 and 2018, company contributions were reduced by $18 thousand and $12 thousand, respectively, from forfeited nonvested accounts. Forfeitures occurring on or after January 1, 2015 may be applied to plan expenses

d.
Participant accounts - Under the investment transfer provisions, and absent any trade restrictions under Section 16b of the Securities Exchange Act, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers.

In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or Plan Sponsor. Final regulations under ERISA section 408(b)(2) require Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation Plan for Employee Pension Benefits may be rolled over into an eligible participant's account within 60 days following receipt of the distribution. Eligible participants may also roll over assets from the qualified plans of their immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2019 totaled $165 thousand. There were no Rollovers into the Plan for 2018.

e.
Notes receivable from participants - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months or more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the Prime Rate as provided by Reuters as of market close on the last business day of the prior month plus one percent and remains fixed for the duration of the loan. The loans bear interest at rates that range from 4.25 to 6.50 percent and from 4.25 to 6.25 percent on loans outstanding December 31, 2019 and 2018 respectively. Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements.

f.	Investment options - Please refer to the Summary Plan Description for details on the investment options offered by the Plan.

2.	Accounting policies:

a.	Basis of accounting - Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.
Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Investment valuation - The Plan’s investments are stated at fair value as defined by Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (see Note 10).

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements and is effective for fiscal years, and interim periods within those fiscal years, beginning after

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

December 15, 2019, with early adoption permitted. The Plan is currently evaluating the impact that adoption of ASU 2018-13 will have on the financial statements.

d.
Net appreciation/depreciation - The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments

a.
Investment by the trustee - The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable. Purchases and sales of securities are recorded on a trade-date basis.

e.
Administrative expenses - The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, record keeping fees, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider (i.e., revenue sharing), (2) loan origination fees, (3) settlement proceeds and other miscellaneous items, (4) voluntary contributions from designated Employing Companies to cover cost of administration and (5) assessments against participants' individual accounts. There were no assessments against participants’ individual accounts in either 2019 or 2018.

f.	Payment of benefits - Benefits are recorded when paid.

g.	Income recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

h.
Participant loans - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loans in default are classified as benefit payments to participants based upon the terms of the Plan.

i.	Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

j.	Subsequent events - The Plan has evaluated subsequent events through June 23, 2020 on which the financial statements were available to be issued.

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. Global financial markets have experienced significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan's net assets available for benefits, contributions and benefit obligations will depend on future developments, including the duration and continued spread of the outbreak.

Effective June 1, 2020, company matching contributions and Retirement Account contributions are temporarily suspended and will not be made under the Plan.

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act), signed into law March 27, 2020, introduces temporary relief provisions related to retirement plans. The Plan adopted the distribution relief provided under the CARES Act. To be eligible for this relief, the participant must satisfy one of the following requirements. 1) the participant has been diagnosed with COVID-19 or the virus SARS-CoV-2 by a CDC-approved test; 2) the participant’s spouse or other tax dependent (as defined by Internal Revenue Code Section 152) has been diagnosed with COVID-19 or the virus SARS-CoV 2 by a CDC-approved test; or 3) the participant experiences adverse financial consequences as defined in the CARES Act. If eligible, participants may withdraw up to $100,000 or his/her total vested account balance, if less. This change means participants who are currently employed by the Company may take a distribution, through December 30, 2020, regardless of age or employment status. Distributions will not be subject to the 10% early withdrawal penalty that applies to distributions taken before age 59½. Otherwise, the distributions will be included in the participant’s taxable income ratably over a three (3) year tax period beginning with the 2020 tax year unless the participant elects out of this tax treatment. Any portion of the distribution repaid within three years is not taxable. In addition, the Plan adopted the loan repayment relief provided under the CARES Act, which allows participants to defer their loan repayments through December 31, 2020. This deferment could extend the terms of the loan beyond the five-year repayment period.

3.
Plan amendments - Effective December 23, 2019, the Plan was amended to adopt provisions adding a Retiree Health Care Account source to facilitate direct plan transfers from the USS 401(k) Plan for USW-Represented Employees. (There were no plan to plan transfers that resulted in money into the Retiree Health Care Account in 2019.)

Effective for notifications under the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees occurring on or after November 2, 2019, the Plan is amended to clarify the eligibility requirements in the event of an involuntary termination of employment.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Effective January 1, 2019, the Plan was amended to provide that base salary includes parental leave.

Effective January 1, 2019, the hardship withdrawal provisions under the Plan were amended to include earnings, and to eliminate the suspension period and requirement to exhaust Plan loans.

Effective July 16, 2018, the Plan was amended to reflect administrative changes in the Managed Accounts Service.

Effective April 1, 2018, the Plan was amended to reflect a change in the recordkeeper’s loan repayment process for inactive employees, and for minor technical corrections and clarifications.

Effective January 1, 2018, the Plan was amended for a change in how the recordkeeper processes loan defaults occurring on or after January 1, 2018 and to reflect an updated investment option name.

Effective January 1, 2018, the Plan's definition of total and permanent disability was amended.

4.	Employer-related investments - Purchases and sales of United States Steel Corporation common stock in accordance with provisions of the Plan are permitted under ERISA.

5.
Tax status - The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated July 8, 2014 that the Plan, as amended and restated effective January 1, 2013, continues to qualify under §401(a) of the Internal Revenue Code (IRC) of 1986, as amended, and its related trust is exempt from tax under §501(a) of the IRC of 1986, as amended. The Plan has been amended subsequent to the amendments taken into account by the IRS in conjunction with its issuance of the July 8, 2014 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the IRS for the years prior to 2014.

6.
Plan termination - The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

7.
Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits

8.
Related party transactions - Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment’s expense ratio. Therefore, the Plan is not directly billed for these fees

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (See Note 4). Dividends received were $15 thousand for 2019 and $14 thousand in 2018. Purchases and sales for 2019 were $0.291 million and $0.127 million, respectively, and purchases and sales for 2018 were $0.368 million and $0.526 million, respectively.

The Plan also holds notes receivable totaling $0.3 million as of both December 31, in 2019 and 2018, representing participant loans that qualify as party-in-interest transactions.

9.
Stable value common collective trust - The Plan invests in stable value wrap contracts through a stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). This investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of seven wrap contracts, which calls for the application of ASC 962-325 (Plan Accounting-Defined Contribution Pension Plans - Investments - Other) for valuation purposes. MIP II is classified as a common collective trust and is classified as an investment measured at net asset value since a market price is not available for this investment in an active market.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.

Because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

10.
Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

▪	Quoted prices for similar assets or liabilities in active markets;

▪	Quoted prices for identical or similar assets or liabilities in inactive markets;

▪	Inputs other than quoted prices that are observable for the asset or liability;

▪	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan’s assets are classified as follows:

Level 1
Interest-bearing cash
Common Stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The stable value common collective trust is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Refer to Note 9 for a description of the stable value common collective trust.

There were no Level 2 or 3 assets at December 31, 2019 or December 31, 2018.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2019.

The following is a summary of the Plan’s assets carried at fair value:

Investments at Fair Value at December 31, 2019
($ in thousands)
Asset Classes	Total	Quoted Prices(Level 1)

Interest-bearing cash	$7	$7
Common stock	945	945
Mutual Funds	10,384	10,384
Total assets in the fair value hierarchy	$11,336	$11,336
Investments measured at net asset value (a)	996
Investments at fair value	$12,332

Investments at Fair Value at December 31, 2018
($ in thousands)
Asset Classes	Total	Quoted Prices(Level 1)

Interest-bearing cash	$7	$7
Common stock	1,306	1,306
Mutual Funds	8,532	8,532
Total assets in the fair value hierarchy	$9,845	$9,845
Investments measured at net asset value (a)	1,015
Investments at fair value	$10,860

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits. These investments represent holdings in the stable value common collective trust.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN
EIN 25-1897152/PN 029

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	U. S. Steel Stock Fund - Common Stock	Employer-related security	$943,598
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	1,805
*	Fidelity Contrafund - Class K	Mutual fund	518,577
*	Fidelity Diversified International Fund - Class K	Mutual fund	166,467
*	Fidelity Freedom Index 2010 Fund - Institutional Premium Class	Mutual fund	122,929
*	Fidelity Freedom Index 2020 Fund - Institutional Premium Class	Mutual fund	2,131,386
*	Fidelity Freedom Index 2030 Fund - Institutional Premium Class	Mutual fund	3,085,551
*	Fidelity Freedom Index 2040 Fund - Institutional Premium Class	Mutual fund	1,326,805
*	Fidelity Freedom Index 2050 Fund - Institutional Premium Class	Mutual fund	1,471,323
*	Fidelity Freedom Index 2060 Fund - Institutional Premium Class	Mutual fund	12,387
*	Fidelity Freedom Index Income Fund - Institutional Premium Class	Mutual fund	57,087
*	Fidelity Low-Priced Stock Fund - Class K	Mutual fund	56,856
*	Fidelity Real Estate Investment Portfolio	Mutual fund	8,339
*	Fidelity 500 Index Fund	Mutual fund	463,512
*	Fidelity U.S. Bond Index Fund	Mutual fund	262,904
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	112,765
	Janus Henderson Enterprise Fund Class I	Mutual fund	247,781
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	169,116
	Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual fund	8,439
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	161,797
*	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	996,002
	Vanguard Treasury Money Market Fund Investor Shares	Interest-bearing cash	6,819

*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 6.50%	335,159

	Total Investments at 12/31/19		$12,667,404
	* Party-in-interest

	All investments are participant directed.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U. S. Steel Tubular Services Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on July 2, 2020.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Kimberly D. Fast
Kimberly D. Fast,
Comptroller & Assistant Secretary

Exhibit Index

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm